Exhibit 99.1

Itau Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	04/04/2022

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3	08/25/2021
V7	Updated items: 10.3 and 15.7	10/08/2021
V8	Updated items: 11.1 and 11.2	11/03/2021
V9	Updated items: 7.2, 10.3, 15.4 and 15.7	11/11/2021
V10	Updated items: 7.2 and 15.4	11/25/2021
V11	Updated items: 7.2, 12.5/6, 12.7/8 and 15.4	12/06/2021
V12	Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	01/24/2022
V13	Updated items: 11.1, 11.2, 12.5/6 and 12.12	02/10/2022
V14	Updated items: 12.5/6 and 15.8	03/07/2022
V15	Updated items: 10.3, 12.5/6, 12.7/8, 12.12 and 15.7	04/04/2022

10.3. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results

a) Introduction or disposal of operating segments

Disclosure of results per segment

The current business segments of Itaú Unibanco are described below:

- ✓ **Retail Banking:** retail banking offers products and services to account holders and non-account holders, which include: personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

- ✓ **Wholesale Banking**: wholesale banking includes: (i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

- ✓ **Activities with the Market + Corporation:** includes (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

b) incorporation, acquisition or disposal of ownership interest

IDEAL

On January 12, 2022, we entered into a Share Investment, Purchase and Sale Agreement and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers"), for the acquisition of a controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").

The acquisition will be carried out in two tranches over five years. In the first tranche, we will acquire 50.1 per cent of the capital stock and voting shares of Ideal through a primary contribution and secondary acquisition of shares totaling approximately R$650 million, as a result of which we will gain control of Ideal. In the second tranche, after 5 years, we may exercise the call option to acquire the remaining percentage (49.9 per cent) of Ideal's capital.

This acquisition strengthens our investment ecosystem and will allow us to (i) rely, in particular, on the talent and expertise of Ideal's staff, who are recognized for their high capacity to innovate in this industry; (ii) to offer of financial products and services (broker as a service) under a B2B2C model, using a white label platform; (iii) the possible acceleration of the entry into the market of self-employed traders; and (iv) improve dealing investment products to individual clients. The operation and management of Ideal will continue to be separate from Itaú Unibanco. In this context, Ideal will continue to serve its clients and we will not have exclusivity in the provision of services.

The completion of this transaction is subject to obtaining regulatory approvals, including approvals from the CADE (Brazilian antitrust agency) and the Central Bank of Brazil.

XP INVESTIMENTOS S.A.

On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (the "Sellers"), to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. in the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.'s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.

In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participacoes S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participacoes) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participacoes SA appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itau Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itau Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371 million, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (Sao Paulo state’s Board of Trade). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itausa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger.

Soon after XPart S.A. was registered with Sao Paulo state’s Board of Trade on August 20, 2021, XP and XPart announced that the General Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of XPart and by the stockholders of XP, at the corresponding Merger Extraordinary Stockholders’ Meetings, and as a result the stock issued by Itau Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, gave them the right to receive (a) as for the Company’s controlling stockholders, IUPAR—Itau Unibanco Participacoes S.A. and Itausa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc.; and (b) as for the remaining stockholders of XPart shareholders, Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares. With regards to Itau Unibanco ADRs, the Bank of New York, the depositary bank for these securities, suspended the issue and cancellation of Itau Unibanco ADRs from the close of trading on September 28, 2021, until the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itau Unibanco ADRs, due to the approval of the merger. During this period, the holders of Itau Unibanco ADRs could not receive the Itau Unibanco shares underlying the ADRs, nor could holders of Itau Unibanco’s preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect trading in Itau Unibanco ADRs, which continued to take place normally during this period. Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itau Unibanco ADRs.H Finally, according to the purchase and sale agreement entered into in 2017, we will acquire an additional stake corresponding to approximately 11.38% of the stock capital stock of XP Inc. in 2022. This future acquisition has already been approved by BACEN. Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Servicos em Tecnologia e Inovacao Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. This acquisition will be implemented in three tranches over four years. In the first tranche, completed in March 31, 2020, Itau acquired 52.96% of the total voting share capital of Zup (on fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itau will acquire an additional 19.6% stake, and in the fourth year, Itau will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itau, preserving its current principles and values. IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 non-par book-entry common shares to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itau Vida e Previdencia S.A. sold 677,400 common shares, representing the total interest held by Itau Vida e Previdencia S.A. in IRB’s capital stock, and Itau Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing our interest in IRB to 11.64% of IRB’s capital stock, while remaining among in the controlling block pursuant to the IRB’s stockholders’ agreement. The proceeds received by Itau Seguros S.A. and Itau Vida e Previdencia S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itau Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019. In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were: In 2021: (i) the effects of the increase in the social contribution rate in the amount of R$(233) million; (ii) provision for restructuring in the amount of R$(747) million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$(445) million. In 2020: (i) donations made for the Todos pela Saude (All for Health) program in the total amount of R$(834) million; (ii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iii) the adjustment to market value of IRB shares in the amount of R$379 million; and (iv) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,303, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$(1,431). This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.

shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019. In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were: In 2021: (i) the effects of the increase in the social contribution rate in the amount of R$(233) million; (ii) provision for restructuring in the amount of R$(747) million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$(445) million. In 2020: (i) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(834) million; (ii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iii) the adjustment to market value of IRB shares in the amount of R$379 million; and (iv) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,303, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$(1,431). This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Other positions held and roles performed at the issuer Elective office held Description of other positions/roles Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Andre Balestrin Cestare 213.634.648-25 Not applicable. 06/08/1978 Engineer Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 5 0.00% Renato Barbosa do Nascimento 161.373.518-90 Not applicable. 10/28/1971 Accountant Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 5 0.00% Andre Sapoznik 165.085.128-62 Not applicable. 02/24/1972 Engineer Board of Officers member only 19 -Other officers Officer (member of the Executive Committee) 04/29/2021 06/16/2021 Annual No 6 0.00% Alvaro Felipe Rizzi Rodrigues 166.644.028-07 Not applicable. 03/28/1977 Lawyer Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 8 0.00% Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable. 08/28/1982 Lawyer Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 2 0.00% Daniel Sposito Pastore 283.484.258-29 Not applicable. 10/07/1979 Lawyer Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 2 0.00% Sergio Guillinet Fajerman 018.518.957-10 Not Applicable 03/26/1972 Economist Board of Officers member only 19- Other officers Officer (member of the Executive Committee) 04/29/2021 06/16/2021 Annual No 2 0.00% Jose Geraldo Franco Ortiz Junior290.270.568-97 Not applicable. 11/23/1980 Lawyer Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 2 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Alexsandro Broedel 031.212.717-09 Member of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	9 0.00%
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	05/10/1974 bank clerk	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	11 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
André Luís Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Ricardo Ribeiro Mandacaru Guerra 176.040.328-85 Not applicable.	08/28/1970 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%

04/29/2021 06/16/2021 Annual No 2 0.00% Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Other positions held and roles performed at the issuer Elective office held Description of other positions/roles Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Tatiana Greece-167.629.258-63 Not applicable. 08/31/1973 Technologist in Construction Board of Officers member only 19—Other officers Officer 04/29/2021 06/16/2021 Annual No 5 0.00% Candido Botelho Bracher039.690.188-38 Member ofthe Social Responsibility Committee Member ofthe Capital and Risk Management Committee Member ofthe Compensation Committee 12/05/1958 Business Administrator Board of Officers member only 04/27/2021 29- Other board officers Member ofthe Board 06/15/2021 of Directors (non-executive director) Annual Yes 1 0.00% Jose Virgilio Vita Neto 09/13/1978 Board of Officers member only 04/29/2021 06/16/2021 Annual 8 223.403.628-30 Lawyer 19—Other officers No 0.00% Member ofthe Disclosure and.Trading Officer Committee Renato da Silva Carvalho 033.810.967-61 Not applicable. 11/02/1974 Engineer Board of Officers member only 19- Other officers Officer 04/29/2021 06/16/2021 Annual No 2 0.00% Paulo Sergio Miron 076.444.278-30 Not applicable. 07/26/1966 Accountant Board of Officers member only 19- Other officers Officer 04/29/2021 06/16/2021 Annual No 7 0.00% Pedro Paulo Giubbina Lorenzini 103.594.548-79 Not applicable. 04/02/1968 Business Administrator Board ofOfficers member only 19- Other officers Officer (member ofthe Executive Committee) 04/29/2021 06/16/2021 Annual No 2 0.00% Adriano Cabral Volpini 162.572.558-21 Not applicable. 12/06/1972 Business Administrator Board ofOfficers member only 19- Other officers Officer 04/29/2021 06/16/2021 Annual No 4 0.00% Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable. 10/04/1971 Lawyer Board ofOfficers member only 19- Other officers Officer (member ofthe Executive Committee) 04/29/2021 06/16/2021 Annual No 8 0.00%

12.5/6—Composition and professional experience ofthe board of directors and fiscal council 2 Name 00 Taxpayer ID (CPF) 0 Other positions held and rolesperformed at the issuer Date of birth Management body Date of election Term of office Number of consecutive terms of office Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Description of other positions/roles Carlos Fernando Rossi Constantini 166.945.868-76 Not applicable 05/02/1974 Engineer Board of Officers member only 19- Other officers Officer (member of the Executive Committee) 04/29/2021 06/16/2021 Annual No 2 0.00% Flavio Augusto Aguiar de Souza 747.438.136-20 Not Applicable 03/27/1970 Business Administrator Board of Officers member only 19- Other officers Officer (member of the Executive Committee) 04/29/2021 06/16/2021 Annual No 2 0.00% Milton Maluhy Filho 252 026.488-80 Not Applicable. 06/08/1976 Business Administrator Board of Officers member only 19- Other officers Director President 04/29/2021 06/16/2021 Annual No 4 0.00% Frederico Trajano Inacio Rodrigues 253.929.608-47 NotApplicable 03/25/1976 Business Administrator Board of Directors member only 29- Other board officers Member of the Board of Directors (independent director) 04/27/2021 06/15/2021 Annual Yes 2 84.62% Aa Lucia de Mattos Barretto Villela 066.530.828-06 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 10/25/1973 Pedagogic Professional Board of Directors member only 29- Other board officers Member ofthe Board of Directors (nonexecutive director) 04/27/2021 06/15/2021 Annual Yes 4 100.00% Fabio Colletti Barbosa 771.733.258-20 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee 10/03/1954 Business Administrator Board of Directors member only 29- Other board officers Member of the Board of Directors (independent director) 04/27/2021 06/15/2021 Annual Yes 7 100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Maria Helena dos Santos Fernandes de Santana	06/23/1959	Board of Directors member only	04/27/2021	Annual	1
036.221.618-50	Economist	29 - Other board members	06/15/2021	Yes	0.00%
Member of the Related Parties Committee		Member of the Board of Directors (independent director)			
Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/27/2021	Annual	14
548.346.867-87	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee		Member of the Board of Directors (independent director)			
Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/27/2021	Annual	14
551.222.567-72	Banker	29 – Other board members	06/15/2021	Yes	100.00%
Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee		Co-chairman of the Board of Directors (non-executive director)			
Luciana Nicola Scheneider	12/27/1977	Board of Officers member only	02/10/2022	Annual	1
270.049.978-63	bank clerk	19 – Other officers	03/25/2022	No	0.00%
Not applicable.		Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Ricardo Villela Marino 252.398.288-90 Member of the Strategy Committee	01/28/1974 Engineer	Board of Directors member only 21 - Vice President of the Board of Directors	04/27/2021 06/15/2021	Annual Yes	14 100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	09/01/1958 Business Administrator	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	14 100.00%
Roberto Egydio Setubal 007.738.228-52 Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee	10/13/1954 Engineer	Board of Directors member only 29 - Other board members Co-chairman of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	14 92.31%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Moreira Salles 295.520.008-58	04/11/1981	Board of Directors member only	04/27/2021	Annual	5
Member of the Strategy Committee	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Compensation Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/27/2021	Annual	5
700.536.698-00	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (Independent member)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/27/2021	Annual	2
709.926.659-49	Accountant	47 - Fiscal Council (Alternate) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/27/2021	Annual	5
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	06/15/2021	Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/27/2021	Annual	6
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	06/15/2021	Yes	100.00%
Not applicable.					
Artemio Bertholini	04/01/1947	Fiscal Council	04/27/2021	Annual	1
095.365.318-87	Economist	44 - Fiscal Council (Effective) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.

Name Date of birth Management body Date of election Term of office Profession Taxpayer ID (CPF) Other positions held and roles performed at the issuer Elective office held Description of other positions/roles Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Joao Costa 476.511.728-68 Not applicable. 08/10/1950 Fiscal Council Economist 46—Fiscal Council (Alternate) Nominated by the controlling stockholder 04/27/2021 06/15/2021 Annual Yes 13 0.00% JoseCarusoCruz Henriques 12/31/1947 Fiscal Council 04/27/2021 Annual 11 372.202.688-15 Lawyer 40-ChairmanoftheFiscalCouncil Elected Yes 100.00% Not applicable. by the controlling stockholder 06/“l 5/2021 Professional experience / Statement of any conviction /Independence criteria Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itau Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office. She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Pantheon Sorbonne, Paris, France; an MBA from the Fundagao Dom Cabral, Sao Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundagao Dom Cabral, Sao Paulo, Brazil. AlexandreGrossmannZancani—288.246.148-84 Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itau Unibanco Group since 2021, having held the position of Executive Officer at the Itau Unibanco Group (2019 to 2021). He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer—Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander—Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander—Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A. He holds a Bachelor’s degree in Computer Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom.
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes.
He has been a Member of the Audit Committees of Itaú Unibanco's controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban - Tecnologia Bancária.
Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes.
He holds a Bachelor's degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA).

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues, has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments.
He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019.
He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Tatiana Grecco - 167.629.258-63

Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017.
She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.
In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.
She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.
Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.
She holds a Bachelor's degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA).

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Daniel Sposito Pastore - 283.484.258-29

Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002).
Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN).
He holds a Bachelor's degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

Jose Virgilio Vita Neto—223.403.628-30 Jose Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itau Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil; Master’s degree in Civil Law—Contracts from the Universidad de Salamanca—Spain; Ph.D. in Civil Law—Contracts from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. RenatodaSilvaCarvalho—033.810.967-61 Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itau Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundagao Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Luciana Nicola Scheneider—270.049.978-63 Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2022. She has held several positions at the Itau Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004). Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associagao Junior Achievement of the Sao Paulo State. She holds a Bachelor’s degree in Law from the Universidade Sao Judas Tadeu, Sao Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and in Leadership and Public Management from the Centro de Lideranga Publica—CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA.

Paulo Sergio Miron - 076.444.278-30

Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015.
He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP.
With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments.
Mr. Miron also coordinated the PwC Brazil's department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues.
He holds a Bachelor's degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Pedro Paulo Giubbina Lorenzini - 103.594.548-79

Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank´s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021).
He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period).
Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil.
He was Chairman of the Treasury Committee (2010 to 2013) and Citibank's representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021),and Chairman of the Treasury Committee (2010 to 2012),and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021).
He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Adriano Cabral Volpini - 162.572.558-21

Adriano Cabral Volpini, a Partner of Itaú Unibanco, has been Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.
He holds a Bachelor's degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Leila Cristiane Barboza Braga de Melo, has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman's Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco's Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021).
She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.
She holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.
He holds a Bachelor's degree in Business Administration.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client's investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division.
He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).
He holds a Bachelor's degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).
Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.
He holds a Bachelor's degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.
He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries.
Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others.
He holds a Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution:Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).
He joined the Itaú Unibanco Group in 1993 as a System Analyst.
He holds a Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

AndreSapoznik—165.085.128-62 Andre Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itau Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itau Unibanco Group in 1998 and was elected Officer in 2004. He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S. AlvaroFelipe RizziRodrigues—166.644.028-07 Alvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters) . He joined the Itau Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Sergio GuillinetFajerman—018.518.957-10 Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itau Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itau Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itau Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Ana Lucia de Mattos Barretto Villela—066.530.828-06 Ana Lucia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2018. She has held several positions at the Itau Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR—Itau Unibanco Participagoes S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itausa S.A. since 2017; a Member of the Personnel Committee at Itau since 2018; a Member of the Nomination and Corporate Governance at Itau since 2018; a Member of the Social Responsibility Committee at Itau since 2019; a Member of the Sustainability and Risks Committee at Itausa since 2021; Vice President of the Board of Trustees at the Fundagao Itau para Educagao e Cultura since 2020; a Member of the Guiding Board at the Itau Social since 2017; a Member of the Advisory Board at the Itau Cultural since 1995; a Member of the Executive Board at the Itau Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organizagao Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and took graduate studies in Business Administration from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete). Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itau Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itausa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 a 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. FabioCollettiBarbosa—771.733.258-20 Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineragao (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicagoes S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundagao OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gavea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.

Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itau Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itau Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks. He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Economico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. PedroMoreiraSalles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itau Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itau Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federagao Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineragao (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundagao Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States. Jose Geraldo Franco Ortiz Junior—290.270.568-97 Jose Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2021. He joined the Itau Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 a 2009).
Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 a 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Joao Moreira Salles—295.520.008-58 Joao Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group, including Officer at IUPAR—Itau Unibanco Participagoes S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administragao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestao de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnafba Gas Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil. Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associagao Nacional das Instituigoes de Credito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Reinaldo Guerreiro—503.946.658-72 Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2017. He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Basico do Estado de Sao Paulo (SABESP), and a Member of the Fiscal Council of the FEA USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobras Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobras Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petroleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundagao Instituto de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administragao e Contabilidade da Universidade de Sao Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre docencia”) in Controllership and Accounting from the Faculdade de Economia, Administragao e Contabilidade da Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil. Alkimar Ribeiro Moura—031.077.288-53 Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itau Unibanco Group since 2016. He has held several positions at the Itau Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor of the Escola de Administragao de Empresas de Sao Paulo of the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.—Brasil, Bolsa, Balcao): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, a Master’s degree from the University of California, Berkeley, and a Ph.D in Applied Economics from the Stanford University, California, U.S.

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Espaholes (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuigao S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de Sao Paulo (currently B3 S.A.—Brasil, Bolsa, Balcao) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governanga Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administragao, Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP) Sao Paulo, Brazil. Artemio Bertholini—095.365.318-87 Artemio Bertholini has been a Member of the Fiscal Council at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including Member of the Fiscal Council at Itausa S.A. (2006 to 2008) and at Itau Unibanco (2009 to 2011). He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Parana (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participagoes em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities. Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobras Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobras Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Industrias Romi S.A. (2009) and Tekno S.A. Ind. e Comercio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969). He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S.

Frederico Trajano Inacio Rodrigues—253.929.608-47 Frederico Trajano Inacio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S. JoaoCosta—476.511.728-68 Joao Costa has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2009. He has held several positions at the Itau Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itausa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021. He was an Effective Member of the Fiscal Councils of the Federagao Brasileira de Bancos (FEBRABAN), Federagao Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciencia Bancaria (IBCB), and of the Sindicato dos Bancos do Estado de Sao Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from the Faculdade de Economia Sao Luiz, Sao Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administragao, Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. JoseCaruso CruzHenriques—372.202.688-15 Jose Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itau Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itau Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Servigos Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil and a postgraduate degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. Rene Guimaraes Andrich—709.926.659-49 Rene Guimaraes Andrich has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gas (COMPAGAS); Chairman of the Audit Committee at Hospital de Clinicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobras Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses. He was Head of Internal Audit—Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Parana Auditores, and Audit Supervisor at Spaipa S.A. Industria Brasileira de Bebidas. He holds certifications from CCA+—Director with Experience (IBGC); CCF—Fiscal Advisor (IBGC) and CCoAud—Member of the Audit Committee with Experience (IBGC); CIA—Certified Internal Auditor (The IIA); CRMA—Certified Risk Management Assurance (The IIA); CCSA—Certificate in Control Self-Assessment (The IIA); QA -Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP). He holds a Master’s degree in Management from the Pontificia Universidade Catolica do Parana (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundagao Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Type of Conviction Description ofthe conviction Renato Barbosado Nascimento—161.373.518-90 N/A AndreSapoznik—165.085.128-62 N/A Alvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A AlexsandroBroedel—031.212.717-09 N/A Renato Lulia Jacob—118.058.578-00 N/A EmersonMacedoBortoloto—186.130.758-60 N/A TatianaGrecco—167.629.258-63 N/A Candido BotelhoBracher—039.690.188-38 N/A Jose Virgilio Vita Neto—223.403.628-30 N/A RenatodaSilvaCarvalho—033.810.967-61 N/A Paulo Sergio Miron—076.444.278-30 N/A PedroPauloGiubbinaLorenzini—103.594.548-79 N/A AdrianoCabralVolpini—162.572.558-21 N/A LeilaCristianeBarbozaBragadeMelo—153.451.838-05 N/A Milton Maluhy Filho—252.026.488-80 N/A Luciana Nicola Scheneider—270.049.978-63 N/A

AndreBalestrinCestare—213.634.648-25 N/A Frederico Trajano Inacio Rodrigues—253.929.608-47 N/A Ana Lucia de Mattos Barretto Villela—066.530.828-06 N/A Fabio Colletti Barbosa—771.733.258-20 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo EgydioSetubal—014.414.218-07 N/A Roberto Egydio Setubal—007.738.228-52 N/A Joao Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Rene Guimaraes Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A AlkimarRibeiroMoura—031.077.288-53 N/A Artemio Bertholini—095.365.318-87 N/A Joao Costa—476.511.728-68 N/A

JoseCarusoCruzHenriques—372.202.688-15 N/A Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 N/A Daniel Sposito Pastore—283.484.258-29 N/A Alexandre Grossmann Zancani—288.246.148-84 N/A Andre Luis Teixeira Rodrigues—799.914.406-15 N/A Carlos Fernando Rossi Constantini—166.945.868-76 N/A Flavio Augusto Aguiar de Souza—747.438.136-20 N/A Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 N/A Sergio Guillinet Fajerman -018.518.957-10 N/A Jose Geraldo Franco Ortiz Junior—290.270.568-97 N/A Matias Granata—228.724.568-56 N/A

Lawyer 07/08/1972

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/29/2021	Annual	100.00%
101.942.071-53		A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	12/19/1952	06/16/2021	5	
Not applicable.						
Otavio Yazbek	Audit Committee	Committee member (effective)	Lawyer	04/29/2021	Annual	100.00%
163.749.928-06		A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	07/08/1972	06/16/2021	2	
Not applicable.						
Luciana Pires Dias	Audit Committee	Committee member (effective)	Lawyer	04/29/2021	Annual	100.00%
251.151.348-02		A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	01/13/1976	06/16/2021	2	
Not applicable.

Rogerio Carvalho Braga 625.816.948-15 Not applicable. Audit Committee Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Lawyer 01/30/1956 04/29/2021 06/16/2021 Annual 1 0.00% Ricardo Baldin 163.678.040-72 Not applicable. Audit Committee Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Accountant 07/14/1954 04/29/2021 06/16/2021 Annual 1 0.00% Alexandre de Barros 040.036.688-63 Not applicable. Audit Committee Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Accountant 09/06/1956 04/29/2021 06/16/2021 Annual 1 0.00%’ Geraldo Jose Carbone 952.589.818-00 Not applicable. Compensation Committee Committee member (effective) Economist 08/02/1956 04/29/2021 04/29/2021 Annual 4 100.00% Pedro Luiz Bodin de Moraes 548.346.867-87 Member ofthe Board of Directors Chairman ofthe Capital and Risk Management Committee Member ofthe Related Parties Committee Compensation Committee Committee member (effective) Economist 07/13/1956 04/29/2021 04/29/2021 Annual 11 100.00% Pedro Moreira Salles 551.222.567-72 Co-chairman ofthe Board of Directors Chairman of Strategy Committee Chairman ofthe Nomination and Corporate Governance Committee Chairman ofthe Personnel Committee Member ofthe Social Responsibility Committee Compensation Committee Committee member (effective) Banker 10/20/1959 04/29/2021 04/29/2021 Annual 11 100.00%

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer 10/13/1954	04/29/2021 04/29/2021	Annual 5	100.00%
Alexsandro Broedel 031.212.717-09 Officer (member of the Executive Committee)	Other committees Disclosure and Trading Committee	Member of the Committee	Accountant 10/05/1974	04/29/2021 04/29/2021	Annual 8	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 13	50.00%
Cesar Nivaldo Gon 154.974.508-57 Not Apllicable	Other committees Personnel Commitee	Member of the Committee	Business Administrator 07/09/1971	05/27/2021 05/27/2021	Annual 1	0.00%

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Other committees Disclosure and Trading Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 13	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 7	66.67%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee	Other committees Social Responsibility Committee	Chairman of the Committee	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 4	100.00%

12.7/8 - Composition of committees Name Taxpayer ID (CPF) Type of committee Description of other committees Position held Description of other positions held Type of audit Date of investiture Profession Date of election Term of office Number of consecutive terms of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Ana Lucia de Mattos Barreto Villela other committees Date of birth 066.530.828-06 Nomination and Corporate Member of the Board of Directors Governance Committee Member ofthe Personnel Committee Member ofthe Social Responsibility Committee Committee member (effective) Pedagogic Professional 10/25/1973 04/29/2021 04/29/2021 Annual 4 100.00% Ana Lucia de Mattos Barretto Villela 066.530.828-06 Member ofthe Board of Directors Member ofthe Nomination and Corporate Governance Committee Member ofthe Social Responsibility Committee Other committees Personnel Committee Committee member (efective) Pedagogic Professional 10/25/1973 04/29/2021 04/29/2021 Annual 4 66.67% Ana Lucia de Mattos Barretto Villela 066.530.828-06 Member ofthe Board of Directors Member ofthe Personnel Committee Member ofthe Nomination and Corporate Governance Committee Other Committees Social Responsibly Committee Committee member (efective) Pedagogic Professional 10/25/1973 04/29/2021 04/29/2021 Annual 4 100.00% Candido Botelho Bracher OtherCommittees Committee member Business 04/29/2021 Annual 66.67% 039.690.188-38 Social Responsibility (effective) Administrator 04/29/2021 4 Member of the Board of Directors Committee 12/05/1958 Member ofthe Capital and Risk Management Committee Compensation Committee

Carlos Henrique Donega Aidar 076.630.558-96 Not applicable. Other committees Disclosure and Trading Committee Committee member (effective) Economist 10/19/1965 04/29/2021 04/29/2021 Annual 7 75.00% Fabio Colletti Barbosa 771.733.258-20 Member ofthe Board of Directors Member ofthe Strategy Committee Memberofthe Nomination and Corporate Governance Committee Chairman ofthe Related Parties Committee Member ofthe Social Responsibility Committee Other committees Personnel Committee Committee member (effective) Business Administrator 10/03/1954 04/29/2021 04/29/2021 Annual 7 100.00% Jose Virgilio Vita Neto 223.403.628-30 Director Other committees Disclosure and Trading Committee Committee member (effective) Lawyer 09/13/1978 04/29/2021 04/29/2021 Annual 2 0.00% Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Member ofthe Board of Directors Other committees Related Parties Committee Committee member (effective) Economist 06/23/1959 04/29/2021 04/29/2021 Annual 1 0.00%

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 7	100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Committee member (effective)	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 7	100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Related Parties Committee	Chairman of the Committee	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 5	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
João Moreira Salles 295.520.008-58 Member of the Board of Directors Member of the Compensation Committee	Other committees Strategy Committee	Committee member (effective)	Economist 04/11/1981	04/29/2021 04/29/2021	Annual 5	100.00%
João Moreira Salles 295.520.008-58 Member of the Board of Directors Member of the Strategy Committee	Other committees Member of the Compensation Committee	Committee member (effective)	Economist 04/11/1981	04/29/2021 04/29/2021	Annual 1	0.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Capital and Risk Management Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Economist 05/06/1956	04/29/2021 04/29/2021	Annual 5	100.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Economist 05/06/1956	04/29/2021 04/29/2021	Annual 4	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/29/2021	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/29/2021	13	
Member of the Board of Directors Member of the Related Parties Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/29/2021	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/29/2021	9	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee						
Pedro Moreira Salles	Other committees	Committee member (effective)	Banker	04/29/2021	Annual	100.00%
551.222.567-72	Social Responsibility Committee		10/20/1959	04/29/2021	4	
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Chairman of the Committee	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 13	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Chairman of the Committee	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 13	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Chairman of the Committee	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 13	100.00%

12.7/8—Composition of committees Name Taxpayer ID (CPF) Type of committee Description of other committees Position held Description of other positions held Type of audit Profession Date of birth Date of election Term of office Number of consecutive terms of office Date of investiture Percentage of attendance at meetings Other positions held/roles performed at the issuer Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Other committees Disclosure and Trading Committee Chairman member (effective) Engineer 05/10/1974 04/29/2021 04/29/2021 Annual 3 100.00% Ricardo Villela Marino 252.398.288-90 Vice President ofthe Board of Directors Other committees Strategy Committee Committee member (effective) Engineer 01/28/1974 04/29/2021 04/29/2021 Annual 12 100.00% Other committees Roberto Egydio Setubal 007.738.228-52 Strategy Committee Co-chairman ofthe Board of Directors Member ofthe Capital and Risk Management Committee Chairman ofthe Compensation Committee Committee member (effective) Engineer 10/13/1954 04/29/2021 04/29/2021 Annual 13 100.00% Roberto Egydio Setubal 007.738.228-52 Co-chairman ofthe Board of Directors Member ofthe Strategy Committee Chairman ofthe Compensation Committee Other committees Capital and Risk Management Committee Committee member (effective) Engineer 10/13/1954 04/29/2021 04/29/2021 Annual 13 85.71%

Professional experience / Statement of any conviction / Independence criteria Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Espaholes (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuigao S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de Sao Paulo (currently B3 S.A.—Brasil, Bolsa, Balcao) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governanga Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administragao, Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP) Sao Paulo, Brazil. Rogerio Carvalho Braga 625.816.948-15 Rogerio Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itau Unibanco Group since 2021. He has held a number of positions at the Itau Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itau CorpBanca (2016 to 2018). He joined the Itau Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. GeraldoJoseCarbone—952.589.818-00 Geraldo Jose Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itau Unibanco Group since 2019. He has held several positions at the Itau Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been an Officer Partner of G/xtrat Consultoria Economica Ltda. and GC/Capital Empreendimentos e Participagoes Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil.

Otavio Yazbek - 163.749.928-06

Otavio Yazbek (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.
He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.
Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) from 2015 to 2021; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney's Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, from 2017 to 2020; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committees of the Brazilian Bar Association (OAB). He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the undergraduate Law course of Instituto de Ensino e Pesquisa (INSPER).
He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 to 2006).
He holds a Bachelor's degree and a Ph.D. in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).
He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.
Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).
He holds a Bachelor's degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias - 251.151.348-02

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.
She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.
She has been a Member of the Audit Committee at Vale S.A. since 2020 and a Member of the Board of Directors and Coordinator of the Audit Committee at XP Inc. since 2021.
She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE's Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds a Bachelor's and Master's degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Economico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. PedroMoreiraSalles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itau Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itau Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federagao Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineragao (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundagao Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States. Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itau Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itau Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itausa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 a 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federagao Nacional dos Bancos (FENABAN) and of the Federagao Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federagao Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 a 2009).
Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lucia de Mattos Barretto Villela—066.530.828-06 Ana Lucia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2018. She has held several positions at the Itau Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR—Itau Unibanco Participagoes S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itausa S.A. since 2017; a Member of the Personnel Committee at Itau since 2018; a Member of the Nomination and Corporate Governance at Itau since 2018; a Member of the Social Responsibility Committee at Itau since 2019; a Member of the Sustainability and Risks Committee at Itausa since 2021; Vice President of the Board of Trustees at the Fundagao Itau para Educagao e Cultura since 2020; a Member of the Guiding Board at the Itau Social since 2017; a Member of the Advisory Board at the Itau Cultural since 1995; a Member of the Executive Board at the Itau Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organizagao Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and took graduate studies in Business Administration from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete). CandidoBotelhoBracher—039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.—Brasil, Bolsa, Balcao), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pao de Agucar—Companhia Brasileira de Distribuigao. He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. Cesar Nivaldo Gon—154.974.508-57 Cesar Nivaldo Gon (Non-Management Member) has been a Member of the Itau Unibanco Group Personnel Committee since 2021. He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticario Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY). Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, Sao Paulo, Brazil.

Carlos Henrique Donega Aidar—076.630.558-96 Carlos Henrique Donega Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itau Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itau Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciencias Economicas de Sao Paulo da Fundagao Escola de Comercio Alvares Penteado (FECAP), Sao Paulo, Brazil and a postgraduate degree in Finance from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. Jose Virgilio Vita Neto—223.403.628-30 Jose Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itau Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil; Master’s degree in Civil Law—Contracts from the Universidad de Salamanca—Spain; Ph.D. in Civil Law—Contracts from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

FabioCollettiBarbosa—771.733.258-20 Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineragao (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicagoes S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundagao OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gavea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Joao Moreira Salles—295.520.008-58 Joao Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group, including Officer at IUPAR—Itau Unibanco Participagoes S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administragao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestao de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaiba Gas Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil. Ricardo Baldin 163.678.040-72 Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including Executive Officer, Internal Audit at Itau Unibanco S.A. (2009 to 2015). He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Fiscal Council at Metalurgica Gerdau S.A. since 2020; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contabil EIRELI. He served as a Member of the Board of Directors and a Member of the Audit Committee at XP Investimentos S.A. (2020 a 2021); a Member of the Audit Committee at Totvs S.A. (2020); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Fiscal Council at the Fundo Garantidor de Credito (FGC) (2018 to 2019); a Member of the Audit Committee at Camara Interbancaria de Pagamentos (CIP) (2014) and Tecnologia Bancaria (TECBAN) (2015) and Audit Committee Coordinator at Redecard S.A. (2013 to 2014). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Economico e Social (BNDES) (2016 to 2017). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, Sao Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundagao Dom Cabral, Sao Paulo, Brazil, and the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil, and from other entities, in addition to several internal courses at PwC.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (2015 to 2017).
He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).
He holds a Bachelor's degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom.
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018).
He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 a 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor's degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alexandre de Barros 040.036.688-63

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004).
He has been an alternate Member of Duratex's Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).
Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).
He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Type of Conviction	Description of the conviction
Rogério Carvalho Braga - 625.816.948-15 N/A	
Ricardo Baldin - 163.678.040-72 N/A	
Alexandre de Barros - 040.036.688-63 N/A	
Otavio Yazbek - 163.749.928-06 N/A	
Gustavo Jorge Laboissière Loyola - 101.942.071-53 N/A	
Luciana Pires Dias - 251.151.348-02 N/A	
Geraldo José Carbone - 952.589.818-00 N/A	
Pedro Luiz Bodin de Moraes - 548.346.867-87	
Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72 N/A	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52 N/A	
Alexsandro Broedel - 031.212.717-09 N/A	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Cesar Nivaldo Gon - 154.974.508-57

Alfredo Egydio Setubal—014.414.218-07 N/A Ana Lucia de Mattos Barretto Villela—066.530.828-06 Ana Lucia de Mattos Barretto Villela—066.530.828-06 Ana Lucia de Mattos Barretto Villela—066.530.828-06 N/A Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 N/A Carlos Henrique Donega Aidar—076.630.558-96 N/A Fabio Colletti Barbosa—771.733.258-20 Fabio Colletti Barbosa—771.733.258-20 Fabio Colletti Barbosa—771.733.258-20 Fabio Colletti Barbosa—771.733.258-20 Fabio Colletti Barbosa—771.733.258-20 N/A Joao Moreira Salles—295.520.008-58 Joao Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A RenatoLuliaJacob—118.058.578-00 N/A Ricardo Villela Marino—252.398.288-90 N/A Jose Virgilio Vita Neto—223.403.628-30 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A

12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6. 12.7/8. 12.9 and 12.10 A—Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 13 Fiscal Council (1) 4 Audit Committee (2) ~ 33 Disclosure and Trading Committee (3) 4 Strategy Committee (4) 5 Capital and Risk Management Committee (4) 7 Nomination and Corporate Governance Committee (4) 2 Related Parties Committee (4) 4 Personnel Committee (4) 3 Compensation Committee (4) 2 Social Responsibility Committee (4) 3 (1) period from July 7, 2020 to February 26, 2021 (2) period from August 7, 2020 to February 26, 2021 (3) period from April 22, 2020 to January 18, 2021 (4) period from April 30, 2020 to February 26, 2021 B—Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltau Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Jose Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltau Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on July 7, 2020 until February 26, 2021 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on August 7, 2020 until February 26, 2021 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 30, 2020 until February 26, 2021 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 22, 2020 to January 18, 2021 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Candido Botelho Bracher because the meetings do not involve his reelection to the Company’s Board of Directors, Capital and Risk Management Committee and Compensation Committee; (f) there is no calculation of the meeting attendance percentage of the management member Joao Moreira Salles because the meetings do not involve his reelection to the Company’s Compensation Committee; (g) there is no calculation of the meeting attendance percentage of the management member Maria Helena dos Santos Fernandes de Santana because the meetings do not involve her reelection to the Company’s Board of Directors and Related Parties Committee; (h) there is no calculation of the meeting attendance percentage of the management member Artemio Bertholini because the meetings do not involve his reelection to the Company’s Fiscal Council; (i) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, Joao Costa and Rene Guimaraes Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (j) there is no calculation of the meeting attendance percentage of the management members Alexandre de Barros, Ricardo Baldin and Rogerio Carvalho Braga because the meetings do not involve their reelection to the Company’s Audit Committee; (k) there is no calculation of the meeting attendance percentage of the management member Jose Virgilio Vita Neto because it was formalized that he became part of the Disclosure and Trading Committee on January 18, 2021; (l) there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve his reelection to the Company's Personnel Committee; (m) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

D - Independence Criterion for Members of the Audit Committee:

The members of the Board of Directors Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi)a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

F – Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Leila Cristiane Barboza Braga de Melo and Pedro Paulo Giubbina Lorenzini (members of the Executive Board), Reinaldo Guerreiro (member of the Fiscal Council) and Ricardo Baldin (member of the Audit Committee), on account of:

- Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with members of Liquigás Distribuidora S.A. and B3.
- Leila Cristiane Barboza Braga de Melo being characterized as a Holder PEP considering the management position at FEBRABAN.
- Pedro Paulo Giubbina Lorenzini being characterized as a Related PEP considering the management position at FEBRABAN.
- Reinaldo Guerreiro being characterized as a Related PEP considering the management position at Cia. Saneamento Básico – SABESP.
- Ricardo Baldin be characterized as a Holder PEP considering a management position at Finame.

Below we present the hierarchy flowchart of said Bodies: 12.5/6—Composition and professional experience of the board of directors and fiscal council With respect to each member, see below information about item 12.5 “m”: I—Main professional experience for the past five years, indicating: • Company’s name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II—All management positions they hold in other companies or third sector organizations: (ii) is controlled by an Issuer’s direct or indirect Company’s name Company’s activity sector (i) the Issuer’s stockholder with an Other economic interest companies or group equal to or higher than 5% in the same class or type of the Issuer’s securities. third sector organizations Abril Comunicacoes S.A. Printing of books, magazines and other periodicals x Alana Foundation Charitable organization x AlanaLab Communication of impact x Almar Participacoes S.A. Holding company of non-financial institutions x I

Alpargatas S.A. Americel S.A. Arthur Andersen & Co. Associacao Brasileira das Companhias Abertas (ABRASCA—Brazilian Association of Publicly-Held Companies) Associacao Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA—Brazilian Association of Financial and Capital Market Entities) Associacao Nacional das Instituicoes de Credito, Holding company of non-financial institutions Telephony Equipment Advocacy Non-profit civil association Non-profit civil association Bringing together companies of the sector, defending their x x x x x x Financiamento e legitimate interests, Investimento (ACREFI—strengthening the relationships Brazilian Association of among the associates and Credit, Financing and fostering the development of Investment Institutions) their activities Banco Brascan S.A. Investment Bank x Banco Central do Brasil Federal government agency x (BACEN—Central Bank of Brazil) Banco do Brasil S.A. Multiple-service banking, with commercial portfolio x Banco Icatu S.A. Multiple-service banking, with commercial portfolio x Banco Itau Argentina S.A. Holding company of non-financial institutions x Banco Itau Suisse Holding company of non-financial institutions x Banco Itau BBA S.A. Multiple-service x Banco Nacional de Development bank x Desenvolvimento Economico e Social (BNDES—Brazilian Social and Economic Development Bank) Banco Pirelli-Fintec Multiple-service banking, with commercial portfolio x Banco PSA Finance Brasil Multiple-service banking, with x S.A. commercial portfolio Banco Real S.A. Multiple-service banking, with commercial portfolio x Banco Santander (Brasil) Multiple-service banking, with x S.A. commercial portfolio Banco Santander S.A. Multiple-service banking, with commercial portfolio x Bank Boston Multiple-service banking, with commercial portfolio x BB Seguridade S.A. Insurance and pension plan x BM&FBOVESPA S.A.—Management of organized x Bolsa de Valores, securities markets and Mercadorias e Futuros provision of services of (currently B3 S.A.—Brasil, registration, clearing and Bolsa, Balcao (B3 S.A.—settlement, and support to Brazilian Exchange and OTC)) financing operations Bolsas y Mercados Administration of organized x Espanoles (BME) securities markets

Brasil Warrant Holding company of non- x Administragao de Bens e financial institutions Empresas S.A (BWSA) Bunge y Born Food industry x BW Gestao de Management of restricted x Investimentos (BWGI) public funds Camara Interbancaria de Brazilian Payment System x Pagamentos (CIP) Cambuhy Investimentos Consultancy in corporate x Ltda. management Cetip S.A. Mercados Management of organized x Organizados (Organized over-the-counter markets Over-the-counter Market in Assets and Derivatives) Cia. de Saneamento Water collection, treatment and x Basico do Estado de Sao distribution Paulo (SABESP—Basic Sanitation Company of the State of Sao Paulo) Cia. de Saneamento de Water collection, treatment and x Minas Gerais (COPASA—distribution Minas Gerais Sanitation Company) Cia. de Saneamento do Water collection, treatment and x Parana (SANEPAR—distribution Parana Sanitation Company) Cia. Hering Manufacturing of cotton woven and knitted clothing, except for socks x CI&T Software S.A. Digital Solutions x Citibank Brazil Financial Conglomerate x Citigroup Brasil Financial Conglomerate x Comissao de Valores Public administration in general x Mobiliarios (CVM—Brazilian Securities and Exchange Commission) Comissao Trilateral do Private Discussion Forum x Conselho Internacional da NYSE Comite de Fusoes e Self-Regulatory Entity x Aquisigoes (CAF) Commercial Free Education x Childhood (CCFC) Companhia Brasileira de Retail sales x Distribuigao S.A. Companhia Brasileira de Metallurgy and technology x Metalurgia e Mineragao (CBMM—Brazilian Metallurgy and Mining Company) Companhia Paranaense Natural gas distributor x de Gas (COMPAGAS—Paranaense Gas Company) Conectas Non-governmental organization x ConectCar Solugoes de Payment Institution x Mobilidade Eletronica S.A. Conferencia Monetaria International Organization x Internacional Conselho Editorial da Editorial x Revista de Direito das Sociedades e dos Valores Mobiliarios (RDSVM)

Conselho Regional de Self-Regulatory Entity x Contabilidade (CRC/SP—Regional Council of Accounting) Corhen Servicos Ltda. Combined office and administrative support services x CPFL Energia S.A. Energy Distribution x Debevoise & Plimpton Advocacy x Deutsche Bank Securities Investment Bank x Diagnosticos da America Clinical Diagnostics x S.A. (DASA) Directa Auditores Advocacy x Duratex S.A. Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials x Ecorodovias Concession of Public Works and Services x Editora Almedina Editorial x Electrolux do Brasil S.A. Manufacture and marketing of household and industrial appliances in general x Elekeiroz S.A. Manufacturing of intermediate products for plasticizers, resins and fibers x Eneva S.A. Electricity x Ernst & Young Accounting and tax audit and consulting services x Escola de Administracao Education institution x de Empresas de Sao Paulo da Fundacao Getulio Vargas—Sao Paulo (EAESP-FGV—School of Business Administration of Sao Paulo of Fundacao Getulio Vargas) Faculdade de Direito da Education institution x Fundacao Getulio Vargas Faculdade de Economia, Higher education—x Administracao e undergraduate and graduate Contabilidade de Sao courses Paulo (FEA-USP—School of Economics, Business Administration and Accounting of the Universidade de Sao Paulo) Federacao Brasileira de Organization of trade and x Bancos (FEBRABAN—business association activities Brazilian Federation of Banks) Federacao Brasileira de Employers’ union x Bancos (FENABAN—National Federation of Banks) Federal Reserve Bank Federal Agency x Fellow Ashoka Non-profit organization x Fidelity International Ltd. Investment management x Financeira Itau CBD S.A. Credit, Financing and x Credito, Financiamento e Investment Society Investimento Financial Stability Board Financial Stability Board x (FSB)

Fundagao Bienal de Sao Restoration and conservation x Paulo (Sao Paulo Art of historical sites and buildings Biennial Foundation) Fundagao das Nagoes International Organization x Unidas (EUA) Fundagao Instituto de Higher education—x Pesquisas Contabeis, undergraduate and graduate Atuariais e Financeiras courses (FIPECAFI—Institute for Accounting, Actuarial and Financial Research Foundation) Fundagao Itau para Activities of membership x Educagao e Cultura organizations related to culture and art Fundagao Maria Cecilia Souto Vidigal Non-profit organization x Fundagao Nova Escola Non-profit organization x Fundagao OSESP Music teaching x (OSESP Foundation) Fundo Garantidor de Non-profit organization x Credito (FGC) Fundo Patrimonial da Raising and investment of x FEA-USP (FEA-USP funds to support FEA-USP Endowment Fund) Fundo Patrimonial Lumina Raising and investment of x UNICAMP funds to support UNICAMP G/xtrat Consultoria Consultancy in corporate x Economica Ltda. management Gavea Investimentos Fund management services by contract or commission x GC/Capital Empreendimentos e Holding company of non-financial institutions x Participagoes Ltda. Grant Thornton Brasil Accounting and tax consulting and auditing x Grupo Big S.A. Retail sales x Grupo Boticario Cosmetics x Grupo Itau Unibanco (Itau Financial Conglomerate x Unibanco Group) Grupo Natura (Natura Financial Conglomerate x Group) Gustavo Loyola Consultancy in economics x Consultoria S/C Hospital de Clinicas de Hospital care, first-aid and x Porto Alegre (HCPA) emergency care unit activities IBM Brasil Machinery and Services Industry x Icatu Holding S.A. Holding company x IFRS Foundation Production of Accounting Standards x Industrias Romi S.A. Machinery x Instituto Akatu (Akatu Non-governmental organization x Institute) Instituto Alana (Alana Non-governmental organization x Institute) Instituto Brasileiro de Institutes and Foundations x Ciencia Bancaria (IBCB—Brazilian Institute of Banking Science) Instituto Brasileiro de Activities of associations for x Governanga Corporativa (IBGC—Brazilian Institute protection of social rights of Corporate Governance)

Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto dos Auditores Internos do Brasil	Audit			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
Itaú Asset Management S.A.	Fund administration	x		
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x

Museu de Arte de Sao Non-profit private museum x Paulo (MASP—Sao Paulo Art Museum) Museu de Arte Non-profit civil association x Moderna de Sao Paulo (MAM—Sao Paulo Museum of Modern Art) Odebrecht S.A. Construction company x Oi S.A. Telecommunications x Ordem dos Advogados do Self-Regulatory Entity x Brasil Organizagao Internacional Non-profit organization x das Comissoes de Valores (IOSCO) Pao de Agucar—Retail sales x Companhia Brasileira de Distribuigao Parana Auditores Accounting and tax audit and consulting services x Parnaiba Gas Natural Extraction of oil and natural gas x Petrobras Distribuidora Wholesaling of alcohol fuel, x S.A. biodiesel, gas and other oil byproducts, except for lubricants, which is not carried out by a retail transportation company Petrobras Gas S.A. Oil exploration, extraction and x (GASPETRO) refining Petroleo Brasileiro S.A. Oil exploration, extraction and refining x PricewaterhouseCoopers Accounting and tax audit and consulting services x Raia Drogasil Pharmaceutical x Redecard S.A. Payment Institution x RMB Assessoria e Business consulting x Consultoria Empresarial e Contabil EIRELI Sensedia Integration Solutions x Serasa S.A. Information Services x Sercomtel S.A. Telecommunication services x Telecomunicagoes Servigo de Data Processing x Desenvolvimento de Sistemas para Recebiveis Ltda. (CERC) Sindicato dos Bancos no Union x Estado de Sao Paulo (Union of Banks of the State of Sao Paulo) Spaipa S.A. Industria Beverage Manufacturing and x Brasileira de Bebidas Distribution Tecnologia Bancaria ATM’s x (TECBAN) Tekno S.A. Industria e Metal Product Manufacturing x Comercio Telet S.A. Telephone company x Tendencias Consultancy x Conhecimento Assessoria Economica Ltda. Tendencias Consultoria Consultancy x Integrada S/S Ltda. Tozzini Freire Advogados Advocacy x Totvs S.A. Technology x Unibanco—Uniao de Multiple-service banking, with x Bancos Brasileiros commercial portfolio

Universidade Estadual de Education institution x Campinas (UNICAMP) Vale S.A. Mining company x Ventor Investimentos Fund management services by x Ltda. contract or commission W.I.L.L.—Women in International non-profit x Leadership in Latin organization America XP Inc. Holding company x XP Investimentos S.A. Holding company of non-financial institutions x XPRIZE Non-profit organization x Yazbek Advogados Advocacy x 12.9 Existence of marital relationship, stable union or kinship of up to second degree between: a) Issuer’s management members: • Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • Joao Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lucia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice-Chairman of the Board of Directors) b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, Joao Moreira Salles and Walther Moreira Salles Junior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Jose Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Junior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group; • Ana Lucia de Mattos Barretto Villela (member of the Board of Directors),together with brother Alfredo Egydio Arruda Villela Filho, is in lssuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, Joao Moreira Salles, and Walther Moreira Salles Junior, is in the management of parent companies IUPAR—Itau Unibanco Participacoes S.A., and Cia. E. Johnston de Participacoes; • Joao Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR—Itau Unibanco Participacoes S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio

Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa –Investimentos Itaú S.A.;
-
- Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies Itaúsa – Investimentos Itaú S.A.;
-
- Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.;
-
- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.;
-
- Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, is in the management of the of parent company Companhia Esa.

12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer:

a) Issuer's direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary.

b) Issuer's direct or indirect parent company:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

<u>Other Significant Information of Item 12.12</u>

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2021	Annual and Extraordinary	04.27.2021 – 11:00 a.m. and 11:10 a.m.	91.96% of common shares and 31.65% of preferred shares
2021	Extraordinary	01.31.2021 – 11:00 a.m.	More than 90% of common shares
2020	Annual	04.28.2020 – 11:00 a.m.	More than 90% of common shares and 31.75% of preferred shares
2019	Annual	04.24.2019 – 11:00 a.m.	More than 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	More than 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 15:00 p.m.	More than 90% of common shares

b) Audit Committee The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. During 2018, the members of the Audit Committee participated in training sessions on the following topics: Cloud Computing and stage of implementation of the Basel III standards in Brazil. Additionally, the Committee performed a benchmark on risk management in digital environments with financial institutions, technology and consulting companies in the United States of America and on the performance of the Audit Committee, internal audit and second-line areas of defense and with Spanish financial companies with international operations. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In the years 2018, 2019 and 2020, some of its members, individually, also participated in trainings on accounting, corporate governance, ethics, financial and external audit topics. c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and the assessment of the main risks of the Itau Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout the years 2018, 2019 and 2020, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itau CorpBanca in Chile and its subsidiaries. Also, during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itau Unibanco Conglomerate, including abroad, covering Itau Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee has held, since 2021, a private meeting with the CEO of Itau Unibanco Holding S.A., and continues to hold, as for several years, a joint meeting with the with the Co-chairmen of the Board of Directors and with the CEO of Itau Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itau Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls.

The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itau Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itau Unibanco’s consolidated financial statements as of the year ended in December of each year or other topics of the Fiscal Council interest. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council participates in the Board of Directors’ meeting, in which the Issuer’s annual financial statements are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itau Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: • Management Report, Form 20-F, Reference Form, and Integrated Annual Report; • Changing and creating new policies; • Opinions on the performance of Itau Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; • Share bonus and share splits; • Analyzing the trading of the parties adhering to the Securities Trading Policy. The Itau Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itau Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance d) In 2020, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2021 Ethics e-learning course Up to executive officers Biennial 94% Continue with the biennial cycle Anti-corruption elearning course Up to executive officers Biennial 92% Continue with the biennial cycle Ethics in workplace workshop Managers and coordinators Specific dates 92.53% Continue in 2021 on a mandatory basis for new coordinators

1 Environmental, Social and Corporate Governance

Adherence to Code of Ethics (#) Up to Board of Directors Annual 93.49%Unified statement comprising Codes of Conduct and corporate integrity policies Risk Culture program Managerial level (with or without management) Specific dates 98% Those unable to attend in person will attend the course online. Risk Culture program Coordination level up to trainee Annual 89% Continue in 2021 until we reach 100% of audience Anti-Money Laundering and Counter Terrorist Financing e-learning course Up to executive officers Biennial 93% Continue with the biennial cycle In-person/virtual talk on the prevention of illegal acts (PLD and corruption prevention) Board of Directors Biennial 100% New talk about or topic e) In 2020, the Internal Ombudsman’s Office received 2,016 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conduct contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved:

a) event;
b) main business conditions;
c) companies involved;
d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members;
e) corporate structure before and after the transaction;
f) mechanisms adopted to ensure equitable treatment among stockholders
For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding's stockholders' equity under IFRS (R$154,525 million on December 31, 2020).

2022

Ideal Holding Financeira S.A.

Event

Acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").

Main business conditions

On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers"), for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").

This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal's voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company's control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.

This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal's professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. The management and running of Ideal's business will remain independent from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.

The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil.

Companies involved

Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members

There will not be any change in the Issuer's corporate structure.

Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 2020 XP Inc. Event Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investimentos Corretora de Cambio, Titulos e Valores Mobiliarios S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participacoes S.A., G.A. Brasil IV Fundo de Investimento em Participacoes, and Dyna III Fundo de Investimento em Participacoes, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Cambio, Titulos e Valores Mobiliarios S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itau Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itau Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itau Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itau Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itau Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participacoes S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participacoes) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participacoes SA appointed one member of the audit committee.On November 26, 2020, we announced that our Board of

Directors had approved the partial spin-off of the investment in XP Inc. to be transferred to a new company (XPart S.A.).

In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock.

The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP Inc's capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million.

With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.

The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board ("FED") was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.

XP Inc's capital held by XPart S.A. was40.52%, totaling R$9,371, as of December 31, 2020.

On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state's Board of Trade).

XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders' Meetings of XP Inc, and XPart.

Right after XPart S.A. had its articles of association registered and obtained with the JUCESP(São Paulo state's Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders' Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021.

The merger was approved by XPart's stockholders and XP's stockholders, at their respective Merger Shareholders' Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company - IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco's American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart's stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco's ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco's ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco's ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco's ADRs, which continued to be carried out normally during this period.

Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.

Finally, according to the purchase and sale agreement entered into in 2017, we will acquire an additional stake corresponding to approximately 11.38% of the stock capital stock of XP Inc. in 2022. This future acquisition has already been approved by BACEN. Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition.

Companies involved ITB Holding Brasil Participacoes Ltda., Itau Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participacoes), Dyna III Fundo de Investimento em Participacoes Multiestrategia, XP Controle Participacoes S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders.